UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

07 September 2012
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser immediately.

If you no longer hold any Ordinary Shares in CRH plc, you should consult the stockbroker, bank or other agent through or by whom the sale or transfer was effected without delay.

6th September 2012

To the holders of Ordinary Shares.

SCRIP DIVIDEND OFFER IN RESPECT OF THE INTERIM DIVIDEND OF
18.5 CENT PER SHARE TO BE PAID ON 19th OCTOBER 2012

Dear Shareholder,

The choice of taking New Shares rather than cash is again being offered to Shareholders in respect of the interim dividend of 18.5 cent per share to be paid on the Ordinary Shares on 19th October 2012.

The price of one New Share will be €14.27. Accordingly, your entitlement will be one New Share for every 96.418919 Ordinary Shares held where dividend withholding tax applies and for every 77.135135 Ordinary Shares held where the withholding tax does not apply. Details of the calculation of the price of a New Share are set out overleaf under "Basis of Calculation".

The opportunity to receive New Shares instead of a cash dividend enables Shareholders to increase their shareholding in CRH without incurring dealing costs or stamp duty.

The offer is made under the Terms and Conditions of the Scrip Dividend Scheme, which can be accessed by selecting "Dividends" under "Equity Investors" in the Investors section of the CRH website, www.crh.com. You are advised to consider carefully the Terms and Conditions before making a decision. In particular, your attention is drawn to Section 3 of the document which summarises the likely tax consequences.

Full details of the options available and the action to be taken are set out in the enclosed Election and Mandate Form or Notice of Entitlement.

Yours faithfully,

N. Hartery
Chairman

PARTICULARS OF THE SCRIP DIVIDEND OFFER IN RESPECT OF THE INTERIM DIVIDEND FOR THE YEAR ENDING 31st DECEMBER 2012

1.      Basis of Calculation

Shareholders on the Register on 24th August 2012, the Record Date, will be entitled to participate in the Scrip Dividend Offer based on their holding of Ordinary Shares at that date.

The entitlement to New Shares has been calculated on the basis of the interim dividend of 18.5 cent per Ordinary Share and a value for each New Share of €14.27. In accordance with the Articles of Association, the value of a New Share has been calculated by reference to the average of the high and low share prices for the Ordinary Shares as derived from the Irish Stock Exchange Daily Official List for each of the three business days commencing on 22nd August 2012, being the day on which the Ordinary Shares were first quoted ex-dividend*. The entitlement is one New Share for every 96.418919 Ordinary Shares held where dividend withholding tax applies and for every
77.135135 Ordinary Shares held where the withholding tax does not apply.

Fractions of a New Share will not be allotted. An election to receive New Shares which gives rise to a fractional entitlement will be rounded up to the nearest whole New Share. The Scrip Dividend Offer is subject to admission, for which application will be made, of the New Shares to (a) the Official Lists of the U.K. Listing Authority and the Irish Stock Exchange and (b) trading on the London Stock Exchange's market for listed securities and the Main Securities Market of the Irish Stock Exchange. The New Shares will, on issue, rank pari passu in all respects with the existing Ordinary Shares and will be entitled to rank for all subsequent dividends. Such shares may be held in certificated or uncertificated form.

If, in respect of the interim dividend, all Shareholders entitled thereto elected to receive New Shares instead of cash, a total of 9,363,282 New Shares would be issued (ignoring any reductions in respect of dividend withholding tax) representing an increase of 1.30% in the Company's existing issued Ordinary Share Capital (excluding Treasury Shares). If all Shareholders elected to receive cash the amount payable by the Company would be €133,614,046.

2.      Mandate Scheme

A Mandate may only be given in respect of all and not part of a Shareholding. Once a Mandate is effected, it will apply to all subsequently acquired Ordinary Shares, including future New Shares acquired, until revoked in accordance with the Terms and Conditions.

Completed Election and Mandate Forms must be received by Capita Registrars (Ireland) Limited by 12 noon on 4th October 2012 in order to effect a Mandate in respect of future Scrip Dividend Offers.

Shareholders with  a Mandate  in  place  will  be  notified  in  writing  of  each  Scrip  Dividend  Offer and  will  receive a Notice of Entitlement setting out details of their entitlement to New Shares.

A notice of revocation of a Mandate will take effect from date of receipt by Capita Registrars (Ireland) Limited, save in respect of a particular Scrip Dividend Offer where it is received after the final date for receipt of such for that dividend, in which case it will apply in respect of all subsequent Scrip Dividend Offers. In the case of the 2012 interim dividend the latest time and date is 12 noon on 4th October 2012.

3.      If you have sold or transferred Ordinary Shares

If you have sold or transferred all or part of your registered holding of Ordinary Shares prior to 22nd August 2012 and those shares are nonetheless included in the number of shares stated in Box A on the Election and Mandate Form or Notice of Entitlement you should immediately consult your stockbroker, bank or other agent through or by whom the sale or transfer was effected.

4.      Timetable of Events

Ordinary Shares quoted ex dividend	22nd August 2012
Record Date for Dividend	24th August 2012
Despatch of this document with Election and Mandate Forms or Notices of Entitlement	6th September 2012
Latest date for receipt of completed Election and Mandate Forms	4th October 2012
Latest date for receipt of notices of revocation	4th October 2012
Despatch of dividend warrants in respect of dividends paid on Ordinary Shares	18th October 2012
Despatch of definitive Share Certificates for New Shares	18th October 2012
Dividend payment date	19th October 2012
CREST accounts credited with New Shares	19th October 2012
Dealings expected to commence in the New Shares	19th October 2012

*For reference purposes only, the equivalent price in Sterling would be £11.29.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 07 September 2012

By:___/s/Maeve Carton___
M. Carton
Finance Director